UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 AND ENDING 12/31/2019

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: St. Germain Securities, Inc.

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1500 Main Street

(No. and Street)

Springfield	MA	01115
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jason Schuck 413-733-5111

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wolf and Company, P.C.

(Name – if individual, state last, first, middle name)

99 High Street	Boston	MA	02110
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ✓ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)





OATH OR AFFIRMATION

I, Michael R. Matty, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of St. Germain Securities, Inc., as of December 31st, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARION F. ROBERTS
MY COMM. EXPIRES NOVEMBER 30, 2023
NOTARY PUBLIC
COMMONWEALTH OF MASSACHUSETTS

Signature

President

Title

Notary Public
Marion F Roberts

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

St. Germain Securities, Inc.

Financial Statements and Supplementary Information

Year Ended December 31, 2019

Table of Contents



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of St. Germain Securities, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of St. Germain Securities, Inc. (the "Company") as of December 31, 2019, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended, and the related notes (collectively, referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplementary Information

The Computation of Net Capital Pursuant to Rule 15c3-1 ("supplementary information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2004.

Wolf & Company, P.C.

Boston, Massachusetts
February 28, 2020

St. Germain Securities, Inc.

Statement of Financial Condition

December 31, 2019

Assets

Cash and cash equivalents	$2,252,588
Receivable from Broker	88,979
Prepaid expenses	13,400
Due from Parent	3,104
Other assets	125,000
	$2,483,071

Liabilities and Shareholder's Equity

Liabilities:	
Accrued expenses and other liabilities	36,516
Total liabilities	36,516
Shareholder's equity:	
Common shares, $1 par value, 100 shares authorized,	
issued and outstanding	790,897
Retained earnings	1,655,658
Total shareholder's equity	2,446,555
Total liabilities and shareholder's equity	$2,483,071

The accompanying notes are an integral part of these financial statements.

St. Germain Securities, Inc.

Statement of Operations

Year Ended December 31, 2019

Operating revenue:		
Commissions and fees	$	854,216
Interest income		10,432
Mutual fund distribution fees		135,653
Realized and unrealized gain on investments, net		(4,279)
Other income		416,514
Total operating revenue		1,412,536
Operating expenses:		
Production costs		321,221
Salary and benefits		367,109
Other operating expenses		523,489
Total operating expense		1,211,819
Income before income taxes		200,717
Income tax provision		55,305
Net income	$	145,412

The accompanying notes are an integral part of these financial statements.

St. Germain Securities, Inc.

Statement of Changes in Shareholder's Equity

Year Ended December 31, 2019

	Shares	Common Stock	Retained Earnings	Total
Shareholder's equity at December 31, 2018	100	$790,897	$1,510,246	$ 2,301,143
Net income	-	-	145,412	145,412
Shareholder's equity at December 31, 2019	100	$790,897	$1,655,658	$ 2,446,555

The accompanying notes are an integral part of these financial statements.

St. Germain Securities, Inc.

Statement of Cash Flows

Year Ended December 31, 2019

Cash flows from operating activities:		
Net income	$	145,412
Adjustments to reconcile net income to net		
cash provided by operating activities:		
Purchase and sale of investments, net		997,497
Realized and unrealized gains, net		4,279
Security deposit down payment		(25,000)
Change in operating assets and liabilities:		
Prepaid expenses		(2,910)
Other assets		(15,041)
Due from Parent		17,092
Receivables from Broker, net		(74,983)
Accrued expenses and other liabilities		(48,995)
Net cash provided by operating activities		997,351
Net increase in cash and cash equivalents		997,351
Cash and cash equivalents at beginning of year		1,255,237
Cash and cash equivalents at end of year	$	2,252,588

The accompanying notes are an integral part of these financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The financial statements include the accounts of St. Germain Securities, Inc. (the "Company"), a wholly-owned subsidiary of D.J. St. Germain Company, Inc. ("DJS" or "Parent").

The Company is registered as a broker-dealer with the Securities and Exchange Commission, is a member of the Financial Industry Regulatory Authority ("FINRA") and is licensed as a broker-dealer in all 50 states.

The Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(2)(ii) of Rule 15c3-3.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Revenue from contracts with customers includes commission income, mutual fund distribution fees, and other fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transactions prices where multiple performance obligations are identified; when to recognize revenue on the appropriate measure of the Company's progress under the contract and whether constraints on variable consideration should be applied due to uncertain events.

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and

St. Germain Securities, Inc.

Notes to Financial Statements

December 31, 2019

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

related clearing expenses are recorded on the trade date (the date the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

The company receives remuneration on customer cash that is treated as an overnight sweep account into FDIC insured deposits. The Company received $372,000 for the year ended December 31, 2019 which is recorded in the other income on the statement of operations.

Cash and Cash Equivalents

The Company considers all instruments with an original maturity of three months or less when purchased to be cash equivalents.

Receivables

Amounts receivable from broker-dealers and clearing organizations at December 31, 2019 was $88,979. The company considered the need for an allowance for doubtful accounts as of December 31, 2019 and determined none was necessary.

Investments

Investments owned are recorded at fair value with changes in fair value recorded in earnings. Cost is determined on the specific identification method. Income from investments owned is recorded as earned on an accrual basis. Realized gains and losses are determined based on the specific identification of the securities sold, and any dividends are recorded on the payment date. There were no investments held as of December 31, 2019.

Fair Value

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date.

GAAP establishes a hierarchal framework which prioritizes and ranks the level of market price observability used in measuring fair value. Observable inputs are those that market participants would use in pricing the asset or liability based on market

8

St. Germain Securities, Inc.

Notes to Financial Statements

December 31, 2019

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 – Inputs are unadjusted quoted prices in active markets for identical assets or liabilities that management has the ability to access at the measurement date.

Level 2 – Inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (i.e., interest rates, yield curves, etc.), and inputs that are derived principally from or corroborated by observable market data by correlation or other means (market corroborated inputs).

Level 3 – Inputs include unobservable inputs that reflect management's assumptions about the assumptions that market participants would use in pricing the asset or liability. Management develops these inputs based on the best information available, including management's own data.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

Income Taxes

The Company is part of an affiliated group which files a consolidated tax return. Pursuant to a tax allocation agreement by and amongst the members of the affiliated group, the consolidated tax liability is allocated to the members of the group on the basis of the percentage of the total tax which the tax of such member, if computed on a separate return, would bear to the total amount of the taxes for all members of the group so computed ("separate return liability method").

The Company does not have any uncertain tax positions at December 31, 2019 which require accrual or disclosure. The Company records interest and penalties as part of income tax expense. No interest or penalties were recorded for the year ended

St. Germain Securities, Inc.

Notes to Financial Statements

December 31, 2019

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

December 31, 2019. The consolidated DJS income tax returns are subject to review and examination by federal and state taxing authorities. These returns are currently open to audit under applicable statutes of limitations by the Internal Revenue Service generally back to and including 2016.

Concentration of Credit Risks

During the year ended December 31, 2019, the Company had amounts in excess of $250,000 in a brokerage account. These balances fluctuate during the year. Amounts are insured by the Securities Investors Protection Corporation ("SIPC") up to $500,000, of which no more than $250,000 may be in cash. The Company's principal clearing firm carries additional protection on terms similar to SIPC for brokerage account balances in excess of $500,000. Management monitors the clearing firm regularly, along with the Company's balances, and seeks to keep this potential risk to a minimum.

2. REGULATORY NET CAPITAL REQUIREMENTS

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a minimum amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as defined, not to exceed 15 to 1. Net capital and the related ratio of aggregate indebtedness to net capital may fluctuate on a daily basis. At December 31, 2019, the Company had net capital of $2,403,019 which is $2,303,019 in excess of its required net capital of $100,000. At December 31, 2019, the Company's ratio of aggregate indebtedness to net capital was 0.015 to 1.

The Company is currently exempt from compliance with Rules 15c3-3 and 17a-13 under the Securities Exchange Act of 1934, because it does not hold any customer securities or customer cash.

3. RELATED PARTY TRANSACTIONS

Certain expenses incurred are allocated between DJS and the Company pursuant to an agreed-upon allocation percentage based on the nature of the expense. Amounts due to/from the Parent will fluctuate based on these expense allocations and are reflected on the statement of financial condition as a Due to Parent. Substantially all of the Company's revenue is commissions and fees resulting from transactions with an investment advisor related through common ownership.

St. Germain Securities, Inc.

Notes to Financial Statements

December 31, 2019

4. **COMMITMENTS**

The Parent is obligated under lease agreements for office space expiring October 31, 2022, November 30, 2023, June 30, 2023 and December 31, 2024 in four locations throughout Massachusetts. The company's expected share of future rent commitments as part of the expense sharing agreement is as follows:

Year ended December 31:

2020	57,023
2021	57,661
2022	56,296
2023	47,102
2024	34,296
	$ 253,378

Total rent expense allocated to the Company for the year ended December 31, 2019 was $21,843.

St. Germain Securities, Inc.

Computation of Net Capital Pursuant to Rule 15c 3-1 of the Securities and Exchange Commission

December 31, 2019

Computation of net capital:

Total shareholder's equity qualified for net capital	$ 2,446,555
Less: non-allowable assets:	
Receivable from Broker and Due from Parent	$ 16,971
Prepaid expenses	13,400
Total non-allowable assets	30,371
Less: 2% hair cut - money market	13,165
Net capital	$ 2,403,019

Computation of basic net capital requirement:

Net capital requirment of reporting broker-dealer	$ 100,000
Excess net capital	$ 2,303,019
Aggregate indebtedness	$ 36,516
Percentage of aggregate indebtedness to net capital	1.5%

There were no material differences between the above computation of net capital and the Company's computation as reported in the unaudited Part II of Form-17A-5 as of December 31, 2019

See report of independent registered public accounting firm.



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of St. Germain Securities, Inc.:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (a) St. Germain Securities, Inc. (the "Company") claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii) (the "exemption provisions") and (b) the Company stated that it met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, includes inquiries and other review procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Wolf & Company, P.C.

Boston, Massachusetts
February 28, 2020

MEMBER OF ALLINIAL GLOBAL,
AN ASSOCIATION OF LEGALLY INDEPENDENT FIRMS

99 HIGH STREET BOSTON, MA 02110-2320 P 617-439-9700
WOLFANDCO.COM

ST. GERMAIN
INVESTMENT MANAGEMENT

1500 Main Street, Springfield, MA 01115   413-733-5111
100 Pearl Street, Hartford, CT 06103   860-727-9350
Toll Free: 800-443-7624

St. Germain Securities, Inc. Exemption Report

St. Germain Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3:(k)(2)(ii).

The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

St. Germain Securities, Inc.

I, Michael R. Matty_____, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



Signature

President
Title

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